Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

January 4, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 7, 2015 regarding the Trust’s Post-Effective Amendment No. 469, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2015 for the purpose of registering shares of the WisdomTree Dynamic Currency Hedged International Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that all missing bracketed information from Post-Effective Amendment No. 469 will be included in a future filing.

Response: Confirmed.

2.	Comment: With respect to the Fund’s index methodology, include a representation in your correspondence that the index methodology is rules-based and permits no discretion and the Fund is in compliance with the Trust’s ETF exemptive order.

Response: The Trust represents that the Fund’s index methodology is rules-based and permits no discretion and the Fund is in compliance with the Trust’s ETF exemptive order.

3.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami

Moscow  New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley   Singapore  Tokyo  Washington  Wilmington

Ms. Vroman-Lee January 4, 2016 Page 2

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.40%
Fee Waivers**	(0.05)%
Total Annual Fund Operating Expenses After Fee Waivers**	0.35%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to limit the Management Fee to 0.35% through January 5, 2017, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

4.	Comment: Please confirm that the Adviser’s contractual fee waiver of the Management Fee will extend at least one year from the date of the Prospectus. Disclose the date through which the contractual fee waiver will be applied. File a copy of the fee waiver agreement as an exhibit to the registration statement.

Response: Confirmed. The Adviser has contractually agreed to limit the Management Fee to 0.35% through January 5, 2017, unless earlier terminated by the Board of Trustees of the Trust for any reason at any time. A copy of the fee waiver agreement will be filed as an exhibit to the Fund’s registration statement.

5.	Comment: Confirm that the fees and expenses of the Underlying Fund will be included as “Acquired Fund Fees and Expenses” in the Fund’s fee table.

Response: The Fund no longer intends to gain indirect exposure to the underlying securities of its Index by investing in the Underlying Fund as part of its principal investment strategy. Accordingly, all references to the Underlying Fund and the Underlying Index have been removed from the Prospectus. The Adviser anticipates that the Fund’s Acquired Fund Fees and Expenses will be less than one basis point for the current fiscal year. Accordingly, “Acquired Fund Fees and Expenses” has not been added to the fee table as a separate line item.

6.	Comment: The Staff notes that the Fund includes “Equity” in its name. Please disclose that the Index only includes equity securities.

Response: We have added the following sentence as the second sentence of the second paragraph in the “Principal Investment Strategies of the Fund” section:

The Index consists of equity securities of dividend-paying companies.

7.	Comment: Consider including a description of the volume factor adjustment in plain English.

Ms. Vroman-Lee January 4, 2016 Page 3

Response: We respectfully decline to make the suggested change. Given that the volume factor adjustment does not have a material effect on the overall composition of the Index, the more detailed description of its mechanics is included in the “WisdomTree Index Description” section of the SAI. These details are also included in the Fund’s index methodology, which will be filed as an exhibit to the Fund’s registration statement.

8.	Comment: With respect to the index methodology’s volume factor adjustment, the Staff notes that a security may be eliminated from the Index or its weight in the Index may be reduced if certain trading volume thresholds are not met. Please explain how the index methodology’s volume factor adjustment functions without permitting discretion.

Response: As discussed under “Applying the Calculated Volume Factor Adjustment” in the “WisdomTree Index Description” section of the SAI, each Index component’s “calculated volume factor” is determined according to a rules-based formula set forth in the Fund’s index methodology. If a component security’s calculated volume factor is at least $400 million, the security is included in the Index and its weight is not reduced. If a component security’s calculated volume factor is less than $200 million, the security is deleted from the Index and its weight is allocated pro rata among the remaining component securities. If a component security’s calculated volume factor is $200 million or more, but less than $400 million, the security’s weight in the Index will be reduced according to a rules-based formula described in the SAI. The reduction in weight is allocated pro rata among the remaining component securities. Accordingly, there is no discretion involved when applying the volume factor adjustment.

9.	Comment: Please describe the Index’s dynamic currency hedging strategy, as set forth in the “Principal Investment Strategies of the Fund” section, in plain English using numerical examples.

Response: We have revised the description of the Index’s dynamic currency hedging strategy in the “Principal Investment Strategies of the Fund” section as follows to provide additional information with respect to each of the equally-weighted, quantitative signals.

The Index dynamically hedges currency fluctuations in the relative value of the applicable foreign currencies against the U.S. dollar, ranging from a 0% to 100% hedge~~, using quantitative signals to determine hedge ratios on such foreign currencies based on interest rate differentials, valuations and relative price momentum of such foreign currencies compared to the U.S. dollar~~. The Index determines and adjusts the hedge ratios on such foreign currencies on a monthly basis using three equally-weighted, quantitative signals: interest rate differentials, momentum, and value. Interest rate differentials are determined by measuring the difference in interest rates, as implied in one month foreign exchange (FX) forwards, between each currency and the U.S. dollar. Momentum is the relative price momentum of the foreign currency, as determined by comparing two moving average signals on the historically observed U.S. dollar spot rates over 10 and 240 business day periods. Value is the relative purchasing power of the foreign currency as determined with reference to the foreign currency spot rate over 20 business days as compared to the latest purchasing power parity (PPP) numbers

Ms. Vroman-Lee January 4, 2016 Page 4

as published by the Office of Economic Cooperation and Development (OECD). This approach is designed to limit losses related to ~~currency when such~~ foreign currencies as such currencies depreciate against the U.S. dollar while participating in gains related to ~~currency when such~~ foreign currencies as such currencies appreciate against the U.S. dollar, thereby seeking to have the Fund benefit from such currency movements while reducing the volatility associated with currency returns.

We respectfully decline to include numerical examples with respect to each of the quantitative signals because we do not believe such numerical examples would provide shareholders with greater clarity.

10.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. However, the Staff also notes that “[a]t the time of the Index’s annual screening date, the maximum weight of any one sector and any one country is capped at 25%.” Please explain why these sentences do not contradict.

Response: The Trust does not believe these sentences contradict. As disclosed in the “Principal Investment Strategies of the Fund” section, in response to market conditions and/or the application of volume factor adjustments, sector weights may fluctuate above the 25% cap in between annual Index screening dates. Thus, if market conditions and/or the application of volume factor adjustments cause the weight of a particular industry or group of industries in the Index to be 25% or more in between annual Index screening dates, the Fund will concentrate in such industry or industries to approximately the same extent. The weight of such industry or industries in the Index would be capped at 25% when the Index is rebalanced and reconstituted at the next annual Index screening date.

11.	Comment: Consider moving “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” from the “Additional Non-Principal Risk Information” section to the “Principal Risks of Investing in the Fund” section.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. Accordingly, the Trust believes the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” should remain in the “Additional Non-Principal Risk Information” section.

12.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the financial sector, which constitutes a significant portion of the Index.

Ms. Vroman-Lee January 4, 2016 Page 5

13.	Comment: Please revise the first Index eligibility criterion in the second paragraph of the “Principal Investment Strategies of the Fund” section to indicate that equity securities eligible for inclusion in the Index are “traded principally” on one of the listed stock exchanges. In the alternative, please explain how being incorporated in a foreign country ties the issuer to the economic fortunes and risks of that country.

Response: We respectfully decline to make the requested revision. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Trust believes that each of the criteria listed in the Fund’s “Principal Investment Strategies of the Fund” section (i.e., incorporated and have their shares listed for trading on one of the major stock exchanges in one of the listed developed countries) is a general indicator that an issuer is tied economically to such foreign countries.

14.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $100 million. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: Although the Index requires a market capitalization of at least $100 million to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risks are not currently principal risks of the Fund.

15.	Comment: Please provide the Fund’s sector risks.

Response: We have added the Fund’s sector risks as set forth below:

Item 4 Section of Prospectus:

•	Financial Sector Risk. The Fund currently invests a significant portion of its assets in the financial sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector. This sector can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and fallout from the housing and sub-prime mortgage crisis.

Ms. Vroman-Lee January 4, 2016 Page 6

Item 9 Section of Prospectus:

Financial Sector Risk

The financial sector can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and fallout from the housing and sub-prime mortgage crisis. These factors and events have had, and may continue to have, a significant negative impact on the valuations and stock prices of companies in this sector and have increased the volatility of investments in this sector.

16.	Comment: Please identify the Fund’s sub-adviser and portfolio managers via correspondence.

Response: The Fund’s sub-adviser is Mellon Capital Management Corporation. The Fund is managed by Karen Q. Wong, Richard A. Brown, and Thomas J. Durante.

17.	Comment: Please confirm that derivative positions are included in the Fund’s 20% basket, consistent with the Trust’s ETF order. If not, please explain how this is consistent with the ETF order.

Response: Confirmed. Derivatives are not included in the Fund’s 80% policy to invest in component securities of the Index.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Macpeak, Esq.

Beau Yanoshik, Esq.